Brian P. Fenske Partner

Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas  77010-3095

bfenske@fulbright.com • Direct: 713 651 5557 • Main: 713 651 5151 • Facsimile: 713 651 5246

May 30, 2013

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Evan S. Jacobson, Attorney-Advisor

Re:                             Rosetta Stone Inc.

Registration Statement on Form S-3

Filed May 8, 2013

File No. 333-188444

Ladies and Gentlemen:

On May 8, 2013, Rosetta Stone Inc. (the “Registrant”) filed its Registration Statement on Form S-3 (the “Form S-3”).  By letter dated May 29, 2013, the Registrant has received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to Form S-3 (the “Comment Letter”).

In response to the Comment Letter, the Registrant has filed Amendment No. 1 to the Form S-3 (“Amendment No. 1”).  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Incorporation of Certain Information by Reference, page 6

1.                                      Please specifically incorporate by reference into the prospectus your quarterly report on Form 10-Q filed May 8, 2013 and your current report on Form 8-K filed May 28, 2013.  See Item 12(a)(2) of Form S-3, and for guidance, refer to Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

Response:  In response to the Staff’s comment, the Registrant has revised its disclosure on page 6 of Amendment No. 1 to incorporate by reference the noted filings.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES

MINNEAPOLIS • MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Selling Stockholders, page 10

2.                                      Footnotes 3 and 4 contain disclaimers of beneficial ownership.  The term “security holders” in Item 507 of Regulation S-K refers to beneficial holders and is based on voting and/or investment power.  For guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.  To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.  For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.  Alternatively, delete the disclaimers.

Response:  In response to the Staff’s comment, the Registrant has revised its disclosure in footnotes 3 and 4 on page 10 of Amendment No. 1 to remove the disclaimers.

3.                                      In footnote 4, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity.  See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response:  In response to the Staff’s comment, the Registrant has revised its disclosure in footnote 4 on page 10 of Amendment No. 1 to disclose the persons who have voting and dispositive power over the securities owned by each legal entity.

* - * - * - * - * - *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557.

Very truly yours,

/s/ Brian P. Fenske

Brian P. Fenske

BF/jy
Enclosure

cc:                                Luna Bloom, Staff Attorney (Securities and Exchange Commission)

Stephen M. Swad, President and Chief Executive Officer (Rosetta Stone Inc.)

Michael C. Wu, General Counsel (Rosetta Stone Inc.)